UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Re:  For the period ended October 12, 2010

COMMISSION FILE NUMBER: 000-22216

CANADIAN ZINC CORPORATION

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

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If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE September 21, 2010

VATUKOULA GOLD MINES FOURTH QUARTER AND YEAR END OPERATIONAL RESULTS

Vancouver, British Columbia, September 21, 2010 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) reports that Vatukoula Gold Mines Plc, has announced  preliminary unaudited operational results from its 100% owned Vatukoula Gold Mine in Fiji for the fourth  quarter and fiscal year ended 31 August 2010.

Vatukoula Gold Mines plc (“VGM”) is a UK company, listed on the AIM Market of the London Stock Exchange, (AIM: VGM) which owns and operates the Vatukoula Gold Mine located in Fiji.

Canadian Zinc holds 628 million shares of VGM representing approximately 15% of VGM’s shares.

The following information and commentary has been derived from VGM’s announcement dated September 20, 2010.

Operational Highlights

•	Gold recovered increased to 59,658 ozs for the Twelve Months (2009: 33,757 ozs) and 21,107 ozs for the Fourth Quarter (Q3: 13,306 ozs).

•	Gold sales of 54,642 ozs for the Twelve Months (2009: 33,246ozs) and 19,251 ozs for the Fourth Quarter (Q3: 11,299 ozs).

•	Mine net operating earnings for the Twelve Months increased to £12.9 million compared to a loss of £3.3 million for the same period in 2009 (unaudited).

•	Cash costs per ounce of gold recovered was US$664/oz for the Twelve Months and US$647/oz for the Fourth Quarter, compared to US$881/oz for 2009 and US$751/oz in the Third Quarter (unaudited).

•	New exploration programme initiated to explore the extensive Vatukoula properties with a new drilling program planned to commence in January 2011.

Production Summary	June2010- Aug 2010 Q4	Mar 2010- May 2010 Q3	12Months to Aug 2010	12Months to Aug 2009
Underground Mining / Sulphide Processing
Ore mined (t)	81,943	71,534	261,188	212,536
Development (metres)	2,650	2,371	8,721	5,755
Sulphide Ore delivered (t)	72,444	65,944	240,024	188,421
Sulphide head grade (g/t)	8.81	5.87	7.44	6.28
Oxide Plant
Ore delivered (t)	54,279	56,856	198,507	32,095
Oxide head grade (g/t)	2.24	1.87	2.01	1.78
Total (Sulphide + Oxide)
Ore processed (t)	126,688	123,372	438,691	220,439
Average ore head grade (g/t)	5.99	4.07	5.00	6.27
Total Recovery (%)	86.29%	82.20%	84.42%	75.71%
Gold recovered (oz) *	21,107	13,306	59,658	33,757
Gold shipped (oz)	19,251	11,299	54,642	33,246
Cash Costs
Cash cost / recovered ounce** (US$) (unaudited)	647	751	664	881
Cash cost / tonne*** (US$) (unaudited)	108	81	88	135
Average realised gold price (US$ / oz)	1,199	1,161	1,150	881
Mine net operating earnings (loss) (£ ,000) (unaudited)	5,551	1,496	12,926	(3,332)
* includes gold which has been partially processed, but not produced as gold dore or shipped
** excludes amortization and depreciation, unrealised foreign exchange rate movements, provisions, and gold stock movements
*** only includes mining and milling plus royalties

Underground Mining and Development

Ore mined for 2010 increased to 261,188 tonnes from 212,536 tonnes in the previous year.  The ramp up in underground production has shown a steady increase in underground ore mined over the past four quarters.  This has increased from 45,105 tonnes in the first quarter, to 62,606 tonnes in the second, 71,534 tonnes in the third and 81,943 tonnes in the final quarter.

The overall increase in the delivered grade from underground sources for Q4 and the full 12 months can be attributed to a number of factors, including;

•	increased mining from the Philip section with a higher than average grade;
•	increased availability of stopes with higher grades;
•	higher grades from R1, Cayzer and Smith mining sections at various intervals over the quarter.

Underground development increased steadily from 1,664 meters, 2,036 meters, 2,371 meters in the first second and third quarters, respectively, to 2,650 meters in the Fourth Quarter.

Milling operations

The Vatukoula Treatment Plant (“VTP”) continued to operate satisfactorily during the period and progress continues with the equipment refurbishment programme.  For 2010 the VTP processed a total of 438,691 tonnes of combined sulphide and oxide ores at an average grade of 5.00 g/t, which was a significant increase in total tonnes treated from 220,439 tonnes in 2009.  This increase in milled ore over the year can be attributed to a full year of oxide ore milling.  In Q4 the VTP treated a total of 126,688 tonnes ore which represented an increase of 2.7% over the previous quarter.

During 2010, 59,658 ounces of gold were recovered of which 54,642 ounces were shipped and sold. For the fourth quarter 21,107 ounces of gold were recovered and 19,251 ounces shipped and sold.

Financial results and Operating Costs (unaudited)

For the year ended August 31, 2010, the Company recorded mine net operating earnings of £12.9 million (unaudited), compared to a loss of £3.3 million recorded in the previous year.
Mine net operating earnings for Q4 were recorded at £5.5 million (unaudited) up from £1.50 million (unaudited) in Q3. The variation in earnings between the third and fourth quarters is primarily due to the increased gold production and an increased realised gold price.

Cash operating costs per ounce of gold recovered were US$664 per ounce for 2010, down from US$881 in the same period last year. For Q4 the operating cash cost decreased to US$647 per ounce of gold recovered, a 14% decrease over the previous quarter cash cost of US$751 per ounce. This was a result of higher tonnes and grades mined and processed.
The average gold price realised for 2010 was US$1,150 per ounce, up very significantly from US$881 per ounce realised in the previous year.

Exploration

VGM has proposed an exploration programme to:

•	identify high-grade areas within the current mining infrastructure;

•	identify new areas in close proximity to the mine to enable mine expansion; and

•	undertake exploration over the special prospecting licenses.

Preliminary results from the initial studies have identified several exploration targets. Vatukoula anticipates that the new drilling program to explore both surface and underground targets will commence in January 2011.

Cautionary note:  The historic and forward-looking information presented above with regard to the operations of Vatukoula Gold Mines Plc has been summarized from VGM’s publicly announced documents.

For further information:  www.vatukoulagoldmines.com

About Vatukoula Gold Mines plc:
Vatukoula Gold Mines plc is a UK company, listed on the AIM Market of the London Stock Exchange, which currently owns and operates the Vatukoula Gold Mine located in Fiji.

The Vatukoula Gold Mine has an operational history of over 70 years during which time it is reported to have produced some seven million ounces of gold and over two million ounces of silver from the treatment of around 22,500,000 tonnes of ore.  Production at the mine was suspended by the previous owners in 2006.

VGM acquired the Vatukoula Gold Mine in April 2008 and has since then re-established gold mining operations.  Current planning is to restore mine operations to a rate of 100,000 ounces per year.  VGM has reported that the Mine has a Proven and Probable Reserve of 680,000 ounces of gold and a Measured, Indicated and Inferred resource of 4.30 million ounces of gold. (These reserve and resource figures have been prepared in accordance with the JORC reporting standards and are not in compliance with National Instrument 43-101).  VGM has no forward gold sales and no bank debt.

About Canadian Zinc:

Canadian Zinc holds 628.6 million shares of Vatukoula Gold Mines plc, representing approximately 15% of VGM’s outstanding shares.

Canadian Zinc’s principal focus is its efforts to advance the Prairie Creek Mine, a zinc/lead/silver property located in the Northwest Territories of Canada, towards production. The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

Cautionary Statement - Forward Looking Information
This press release contains certain forward-looking information, including, among other things, estimates relating to production volumes and related costs of production at the Vatukoula Gold Mine.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, future production and sales volumes at the Vatukoula Gold Mine, the timing and availability of capital equipment, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors
The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.
For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: October 13, 2010	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman